July 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited Amendment No. 3 to

Draft Registration Statement on Form F-1 Submitted June 21, 2024

CIK No. 0002003977

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Eastman:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 12, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.3 to Draft Registration Statement on Form F-1 submitted on June 21, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary

Transfers of Cash to and from Our Operating Subsidiary in Hong Kong, page 7

1.	We note your revised disclosure that, for the years ended December 31, 2022 and 2023, certain amounts were transferred between Cre8 Hong Kong and Cre8 China. Please update to reflect the information as of the date of the document.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosures on the cover page and page 7 of the Form F-1to reflect the amounts transferred between Cre8 Hong Kong and Cre8 China up to the date of the document.

Use of Proceeds, page 58

2.	We note your revised disclosure that approximately 25% of the net proceeds is expected to be used for, among other things, strategic investment and acquisition. Please explain how this disclosure complies Item 3.C.2 and 3 of Form 20-F or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosures on pages 4, 22, 58 and 95 of the Form F-1 to provide a brief description of how we expect to use the proceeds for strategic investment and acquisition as part of our business expansion, as required by Item 3.C.2 and 3 of Form 20-F.

Capitalization, page 62

3.	Please update the capitalization table as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the capitalization table on page 62 of the Form F-1 as required by Item 3.B of Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Period to period Comparison of Results of Operations

Selling and marketing expenses, page 73

4.	We note your disclosure that your selling and marketing expenses decreased from the year ended December 31, 2022 to the year ended December 31, 2023, “mainly due to the decrease in employee compensation and benefits and sales commission in FY2023 due to the absence of override commission during the year.” Please revise to elaborate on this reason and how it differs from the increase of your employee compensation and benefits expense under general and administrative expenses. Refer to the two tables on page 71.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure on page 73 of the Form F-1 to elaborate on the reasons of the decrease in employee compensation and benefits and sales commission under “Selling and marketing expenses” in FY2023, and on page 74 to provide the reasons of the increase in employee compensation and benefits expenses under “General and administrative expenses”.

Liquidity and Capital Resources Bank borrowings, page 80

5.	We note your revised disclosure about the government guaranteed SME loan for the year ended December 31, 2023. Please explain how this disclosure complies Item 5.B.2 of Form 20-F or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 80 of the Form F-1 as required by Item 5.B.2 of Form 20-F.

Related Party Transactions, page 115

6.	Please update this section to also provide the information as of the date of the document. Refer to Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the disclosure on pages 115 and 116 of the Form F-1 to comply Item 7.B of Form 20-F.

Part II - Information Not Required in the Prospectus

Item 9. Undertakings, page II-3

7.	We note your undertaking provided pursuant to Item 512(a) of Regulation S-K. However, we note that you did not check the box on the registration statement cover page that you are offering the shares in this offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Please revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the Company will not be offering the shares in this offering on a delayed or continuous basis pursuant to Rule 415, since the Company and the shareholder who previously intended to sell their Class A Ordinary Shares (the “Selling Shareholder”) have agreed not to sell Selling Shareholder’s Class A Ordinary Shares through the Resale Prospectus. We have taken down the Resale Prospectus and all references to the Selling Shareholder from the Form F-1. As such, we believe the box on the registration statement cover page should remain unchecked. We have also revised the undertakings on page II-3.

General

8.	We note your disclosure on pages Alt-4 and 5 that the selling securityholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account. Please revise to confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

RESPONSE: We note the Staff’s comment, we respectfully advise the Staff that, we have taken down the Resale Prospectus and all references to the Selling Shareholder from the Form F-1, since the Company and the Selling Shareholder have agreed not to sell Selling Shareholder’s Class A Ordinary Shares through the Resale Prospectus.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036